March 17, 2011

Mark C. Shannon
Branch Chief
100 F Street N. E.
United States Security and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Mr. Shannon:

I am sorry for the delay in the response to your letter dated January 27, 2011 but I didn’t receive the letter until you emailed the letter to me on March 11, 2011.

In response to your second request for the name(s) and qualifications of the person(s) overseeing Cullen Thomas’ preparation of the reserve estimates, there are no person(s) overseeing Cullen Thomas’ preparations of the reserves estimated. Mr. Thomas is an independent geologist with many years of experience in the oil and gas business. As an independent geologist he has no one the he reports to and he is the senior and sole employee in his organization.

You have also requested a detailed description of the internal controls used in our reserve estimation efforts. The controls were very basic. We simply took the reported production to the Rail Road Commission of Texas of our existing wells on a given lease and used that information as our basis for developing our reserve report for the Proved Producing, Proved Behind Pipe and the Proved Undeveloped reserves on our existing leases at the time. The historical production information was used as a basis for projected production and production decline curves. This information was entered into OGRE System eXpress software Version 3.4 along with projected values for the price for oil and natural gas with projections for the cost of producing. A schedule for drilling anticipated wells was then entered and the software calculated the reserve estimates and valuations. Mr. Cullen reviewed and adjusted input data as he felt appropriate to develop a conservative and accurate presentation of the reserve estimates for American Energy Production for December 31. 2009.

It should also be noted that all of American Energy Production wells in Medina County, Texas representing over fifty percent of its reserves was sold in 2010 and will no longer be included in future American Energy Production  reserve reports.

Attached please find a resume for Cullen Thomas and the OGRE Technical Notes for Present Worth Methods.

/s/ Charles Bitters
Charles Bitters